EXHIBIT 11
ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months		For the year
	ended August 31,		ended August 31,
	2007	2006	2007	2006
Net income	$(7,428)	$109	$(13,844)	$6,469
Weighted shares outstanding	7,369	7,368	7,369	7,368

Basic earnings per share	$(1.02)	$0.01	$(1.88)	$0.88

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	8	11	8	11

Weighted shares, diluted	7,377	7,379	7,377	7,379

Fully diluted Earnings per share	$(1.01)	$0.01	$(1.88)	$0.88

(Net income divided by dilutive shares)